

September 21, 2017

Niels Riedemann
Chief Executive Officer
Fireman B.V.
Winzerlaer Str. 2
07745 Jena, Germany

> **Re: Fireman B.V.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 11, 2017**
> **CIK No. 0001708688**

Dear Mr. Riedemann:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2017 letter.

Draft Registration Statement on Form F-1

Prospectus Summary, page 2

1. We acknowledge your response to prior comment 1. However, we note that your Phase IIa trial studied 12 patients, and that you have not started your larger, multi-center, international Phase IIb trial. In light of these factors, please tell us why you believe the first bar in your product pipeline table is appropriate or please reduce the length of the bar here and in the Business section.

Niels Riedemann
Fireman B.V.
September 21, 2017
Page 2

Material U.S. Federal Tax Considerations for U.S. Holders of Common Shares
Material Dutch Tax Considerations
German Tax Considerations, page 154

2.   We note your revised disclosure in response to prior comment 5. However, we note that the tax disclosure sections state that in the opinions of your counsels, the disclosure is a description of the material tax consequences, or that the disclosure describes the material tax considerations. The disclosure in the prospectus must state clearly that the disclosure in the tax consequences sections of the prospectus is the opinion of the applicable named counsel. It is not appropriate to say that in the opinion of counsel the disclosure describes the material tax consequences, as the content of the disclosure is not the appropriate subject of the opinion. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Further, we note certain inappropriate assumptions and qualifications such as the statement that you "should" qualify as a corporation subject to German unlimited income taxation, or the statements subject to "applicable limitations" in the opinion provided by U.S. tax counsel. Please revise your disclosure accordingly. See Staff Legal Bulletin No. 19 for guidance.

        You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

                                                            Division of Corporation Finance
                                                            Office of Healthcare & Insurance

cc: Sophia Hudson